Press release
For immediate release
April 26th, 2010

$2.5 M FLOW-THROUGH PRIVATE PLACEMENT FINANCING

Virginia Mines Inc. (“Virginia”) announces that it has entered into an Engagement Letter with Industrial Alliance Securities Inc., Laurentian Bank Securities, and Casimir Capital L.P. (the “Agents”) for a $2.5 million private placement of 200,000 flow-through common shares at a price of $12.50 per share, representing an approximate 68% premium to the 10 day volume weighted average trading price of Virginia’s common shares for the period preceding the signing of the engagement letter. Prior to closing, the Agents will have the option to increase the proceeds raised under the private placement to $3.0 million.

A total finder’s fee equal to 6% of the gross proceeds of the financing will be paid to the Agents at closing.

The financing is scheduled to close on or about May 14, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Proceeds from the offering will be used to fund exploration work on Virginia’s numerous projects.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $43.5 million as at November 30, 2009, and 29,828,392 shares issued and outstanding as at March 31, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.